August 26, 2024

Shy Datika
Chief Executive Officer
INX Limited
57/63 Line Wall Road
Gibraltar, GX11 1AA

       Re: INX Limited
           Form 20-F for the Fiscal Year Ended December 31, 2022
           Form 20-F for the Fiscal Year Ended December 31, 2023
           Response dated October 31, 2023
           File No. 000-56429
Dear Shy Datika:

       We have reviewed your October 31, 2023 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 1,
2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2023
Risk Factors
Adding crypto assets to, or removing from our platform, page 13

1. Refer to your response to prior comment 3. The list of tokens that you decided to delist and cease trading during 2023 appears to be relevant to INXD rather than INXS. In future filings, please distinguish between INXS and INXD when discussing the processes for
       adding or removing assets from the company   s platforms.
 August 26, 2024
Page 2
Risk Factors
With respect to the Company's INXD platform, if the Company fails, page 13

2. Refer to your response to prior comment 2. In future filings, please revise the first full risk factor on page 13 to specifically address the risk of having listed MATIC on your platform.
Information on the Company, page 44

3. Refer to your response to prior comments 18 and 19. We note that an affiliate traded as principal on the INX Digital platform. To the extent that any other affiliates trade as principal on the INX Digital Platform, please disclose in future filings. Also discuss the extent to which INX Securities was or any other affiliate is provided with any special terms or access as compared to other persons trading on the platform, and whether you maintain any information barriers or other controls that prevented INX Solutions or that prevents any other affiliate from front running customers or otherwise misusing confidential trading information.
4. Refer to your response to prior comment 19. You state that INX Digital engages an independent liquidity provider to provide liquidity on the platform. In future filings, please include disclosure to this effect and identify the liquidity provider.
INX.One (a/k/a INX Trading Solutions), a Single Regulated Ecosystem for Trading Blockchain
Assets, page 50

5. Refer to your response to prior comment 8. We note your disclosure on page 54 that
          [t]he INX Digital platform operates within the U.S.; however, users from other regions may independently access [y]our platform and engage in trading activities involving securities or cryptocurrencies, subject to compliance with the Company
s policies and
       procedures.    In future filings, please expand your disclosure
regarding the foreign
       jurisdictions in which you offer your services and access to your platforms, and identify the specific services offered in each jurisdiction. Similarly, we note your disclosure that you offer broker-dealer of record services for certain primary offerings in compliance with local laws. In future filings, please expand your disclosure by identifying the jurisdictions in which you provide such services.
Technology and Product Development, page 54

6.     Refer to your response to prior comment 10 and your disclosure on page
54 that
          INX.One is not a separate platform but rather a solution designed to provide users with access to INX Digital and INXS platforms, creating a unified customer experience for
       trading both security tokens and digital assets.    In future filings,
please disclose the
       measures you take to ensure that users of INX.One are aware when they are transacting through INX Securities and when they are transacting through INX
Digital.
 August 26, 2024
Page 3
Custody of Client Assets on the INXD Trading Platform, page 56

7. Refer to your response to prior comment 12 and your disclosure on page 55 that you have
       "strategic plans to transition to a cold storage solution utilizing BitGo Trust Company,
       Inc., which will serve as a qualified custodian for safeguarding the majority of [y]our cryptocurrency assets once they reach a substantial level." In future filings, please disclose when you plan to transition to a cold storage solution, and revise to clarify what the
       "majority" of your crypto assets means and what a "substantial level" means.
The INX Token, page 58

8. Refer to your response to prior comment 11 that "[a]lthough the INX [T]oken holders have the right to use the INX Token to pay transaction fees on the INX.One Trading
       Platform, this functionality is not currently available." In future filings, please revise to disclose an estimate of when INX.One will be able to accept INX Tokens as payment for your services, the costs related to developing such functionality and any challenges related to accepting INX Tokens as payment for transaction fees. Operating and Financial Review and Prospects
A. Operating Results
Key Business Metrics, page 85

9. We acknowledge your response to comment 14 and the almost doubling of trading volume in the table on page 85 for the 2022 and 2021 years as compared to the information presented in the table on page 75 of your 2022 Form 20-F. In this regard, for example, 2022 trading volume that was depicted as $66,744,966 in the prior year Form
       20-F is now depicted as $133,469,000. Please address the following:
           Tell us why the volume information for 2022 and 2021 has almost doubled.
           Tell us why volume for 2023 dropped 64% to $47,947,000 from $133,469,000 in
           2022. Clarify whether the 2023 volume is calculated on the same basis as used to derive the volume depicted in the 2023 Form 20-F for 2022 and 2021 or whether it is calculated on the basis used in the 2022 Form 20-F.
           Tell us why your FX business revenues increased 59.0% from $2,278,000 in 2021 to
           $3,621,000 in 2022 while the notional amount traded as disclosed on page 86 increased only 2.3% from $86.7 million to $88.7 million. Represent to us that in future filings you will assess volume and rate based on your key business metrics and disclose the underlying cause of significant changes as required by
Item 5.A.1 of
           Form 20-F.
Notes to Consolidated Financial Statements
Note 2: Material Accounting Policies
h. Digital assets, page F-16

10. We acknowledge your response to prior comment 18. As IAS 2.3(b) applies only to the measurement of crypto assets held as a commodity broker-trader, please tell us how the digital assets you hold as identified in your response other than those being held for sale in the ordinary course of business, qualify as inventory as defined in IAS 2.6. In this regard, we note the following digital assets from your response:
           those held to provide liquidity;
 August 26, 2024
Page 4

           those held for risk management services;
           those held for hedging activities;
           those provided to outside market makers; and those used to facilitate incentive credits for marketing purposes.
       In your response tell us the amounts of digital assets held for each of the above purposes at June 30, 2024 as well as, December 31, 2023, 2022, and 2021.
i. Customer funds and funds due to customers, page F-16

11. Please represent to us that, in future filings, you will disclose the amount of each significant digital asset custodied on behalf of your platform customers.
12. Separately tell us how you control customer cash balances (that appear to be held with partnering banks as disclosed in a risk factor on page 21) in order to reflect these balances on your balance sheet. Reference for us the authoritative literature you rely upon to support your accounting.
       Please contact Mark Brunhofer at 202-551-3638 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Sonia Bednarowski at 202-551-3666 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets